UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ATM FINANCIAL CORP.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

00211A 10 9
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(CUSIP Number)

Viktoria Vynnyk
10 Zelena Street
Nadvirna City, Ivano-Frankivsk Region
78400 Ukraine
011 3803475 29088
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

1/10/2008
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(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211A 10 9	13D/A

1	Names and I.R.S. Identification Nos. (entities only) of reporting persons.

Viktoria Vynnyk 000000000
2	Check the Appropriate Box if Member of a Group
(a)☒
(b)☐
3	SEC Use Only

4	Source of Funds (see instructions).

N/A
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Ukraine
	7	Sole Voting Power

		0 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0 (1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

0 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions).

☐
13	Percent of Class Represented by Amount in Row (11)

0%
14	Type of Reporting Person (see instructions).

CO

(1) Viktoria Vynnyk sold all of her shares of the common stock of ATM Financial Corp. (the "Company") on January 10, 2008.

Item 1. Security and Issuer.

The Company is located at 3960 Howard Hughes Parkway, 5th Floor, Las Vegas, Nevada 89169. On January 10, 2008, Viktoria Vynnyk, the prior owner of the majority of the securities of the Company entered into a Securities Purchase and Sale Agreement (the "Securities Purchase and Sale Agreement") with Rudana Investment Group AG. Pursuant to the Securities Purchase and Sale Agreement, Ms. Vynnyk agreed to sell 4,000,000 shares of the Company's common stock to Rudana Investment Group AG. Subsequent to the closing of this transaction on January 10, 2008, Rudana Investment Group AG is now the owner of 4,000,000 shares of the Company's common stock, which represents 69.8% of the Company's issued and outstanding shares. Ms. Vynnyk no longer owns any shares of the Company’s common stock.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Viktoria Vynnyk.

(b) Business Address:

Viktoria Vynnyk
10 Zelena Street
Nadvirna City, Ivano-Frankivsk Region
78400 Ukraine

(c) Principal Occupation:

Viktoria Vynnyk is a businessperson.

(d) Viktoria Vynnyk has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Viktoria Vynnyk has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Ukraine

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

a) Name	Shares Beneficially Owned	Percentage
Viktoria Vynnyk	0	0% (1)

(b) Name	Shares Beneficially Owned
Viktoria Vynnyk	0

(c) This Schedule 13D relates to a transaction on January 10, 2008, in which Viktoria Vynnyk, the prior owner of the majority of the securities of the Company entered into a Securities Purchase and Sale Agreement with Rudana Investment Group AG. Pursuant to the Securities Purchase and Sale Agreement, Ms. Vynnyk agreed to sell 4,000,000 shares of the Company's common stock to Rudana Investment Group AG for a total of $70,000, or $.0175 per share. Subsequent to the closing of this transaction on January 10, 2008, Rudana Investment Group AG is the owner of 4,000,000 shares of the Company's common stock, which represents 69.8% of the Company's issued and outstanding shares. Ms. Vynnyk no longer owns any shares of the Company’s common stock.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 10, 2008, Viktoria Vynnyk, the prior owner of the majority of the securities of the Company entered into a Securities Purchase and Sale Agreement with Rudana Investment Group AG. Pursuant to the Securities Purchase and Sale Agreement, Ms. Vynnyk agreed to sell 4,000,000 shares of the Company's common stock to Rudana Investment Group AG. Subsequent to the closing of this transaction on January 10, 2008, Rudana Investment Group AG is now the owner of 4,000,000 shares of the Company's common stock, which represents 69.8% of the Company's issued and outstanding shares. Ms. Vynnyk no longer owns any shares of the Company’s common stock.

Item 7. Material to be Filed as Exhibits.

99.1
Securities Purchase and Sale Agreement, dated January 9, 2008, between Rudana Investment Group AG and Viktoria Vynnyk, incorporated by reference to Exhibit 99.1 to Rudana Investment Group AG’s Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2008.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2008

/s/ Viktoria Vynnyk
Viktoria Vynnyk

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)